vnu

RECEIVED

2006 MAY -2 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Corporate Communications / Investor Relations

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Date	April 18, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

06012963

Dear Sirs,

Please find enclosed the following press releases, dated :

April 18, 2006 **VNU to present strong case for private-equity offer at today's**

April 19, 2006 **VNU dividend on common shares**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

vnu

RECEIVED

2006 MAY -2 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

ADR File no. 82-2876

Date April 19, 2006

VNU DIVIDEND ON COMMON SHARES

Haarlem, the Netherlands – In view of the statements that have appeared in the media in relation to yesterday's shareholders' meeting, VNU N.V. (ASE: VNU), a leading global information and media company, reconfirms that, while the intended offer of Valcon Acquisition B.V. for its common shares is pending, no dividends on the common shares will be declared or paid. It also reconfirms that, for other scenarios than closing of the offer, it has not taken a decision as to payment of dividend on its common shares.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

RECEIVED
2006 MAY -2 A 11:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADR file nr. 82-2876

Date April 18, 2006

VNU TO PRESENT STRONG CASE FOR PRIVATE-EQUITY OFFER AT TODAY'S EGM

Company publishes EGM presentation slides on www.vnu.com;

Presentation includes a review of business performance and prospects

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, said it will make a compelling and thorough case for why the private-equity offer for VNU is the best course for the company's stakeholders in a presentation today during an Extraordinary General Meeting (EGM) of VNU shareholders in Amsterdam.

The presentation is being made available on the company's Web site at 4:00 p.m. (CET), the starting time of today's EGM at Hotel Okura Amsterdam, Ferdinand Bolstraat 333.

The presentation focuses on the process that led to the offer, VNU's business performance and prospects, a review of alternatives, and the valuation of the offer. The company noted that the presentation shows that previously disclosed pricing and consolidation issues affecting its Marketing Information group had a negative impact on the group's EBITDA of EUR 15 million in 2004 and EUR 31 million in 2005.

VNU said that the EGM will allow shareholders to review the facts of the Offer, and give them an opportunity to discuss the Offer with the Supervisory and Executive Boards so that they will be able to make a well-informed decision by May 5, 2006, the end of the tender period.

The company reiterated that the EUR 28.75 all-cash offer represents the best alternative for VNU shareholders:

- 20% premium over the two-year average share price
- 23% premium to the unaffected share price of EUR 23.25
- 13.3x 2005 EBITDA and 18.9x 2005 EBITDA (minus Capex)
- Delivery of cash to shareholders as early as mid-May
- Fully values three-year growth and cost savings projections, and eliminates execution and timing risks of both

This is a release in accordance with section 9b of the Dutch Securities Trading Supervision Decree (*Besluit toezicht effectenverkeer 1995*).

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

1.1.001 02.99

Press release

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

VNU

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	April 21, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press releases, dated :

April 21,2006 **VNU confirms Mr. A.G. Jacobs is still in office as Chairman of the Supervisory Board**

With kind regards,
VNU bv

Marianne Damad

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

vnu

ADR File no. 82-2876

Press release

Date April 21, 2006

VNU CONFIRMS MR A.G. JACOBS IS STILL IN OFFICE AS CHAIRMAN OF THE SUPERVISORY BOARD

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today announced that, other than alleged by the Vereniging van Effectenbezitters, Mr A.G. Jacobs is still in office as chairman of the supervisory board of VNU. Mr Jacobs will resign immediately after the annual general meeting of shareholders, to be held on 13 June 2006.

The Company explained that the VEB bases its allegation on a provision in VNU's articles of association that does not apply to Mr Jacobs. A further explanation is set forth in a letter to the VEB, a copy of which is attached to this release.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 3600

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

vnu

Vereniging van Effectenbezitters
t.a.v. Drs. P.P.F. de Vries
Postbus 240
2501 CE Den Haag

Per telefax: 070 – 313 00 99

Raad van Bestuur
R.F. van den Bergh
Chairman and CEO

Datum 21 april 2006
Doorkiesnummer 023 546 36 14
Doorkiesnummer fax 023 546 39 38
E-mail r.van.den.bergh@hq.vnu.com

Dear Mr. De Vries,

We refer to the statement on the website of the VEB regarding the resignation of Mr A.G. Jacobs as chairman of VNU's supervisory board. We reject the contents of this statement and are of the opinion that Mr A.G. Jacobs is still in office as chairman of VNU's supervisory board.
This is supported by various arguments, one of which is that the first sentence of article 13.4 of VNU's articles of association, on which the VEB bases its allegation, does not apply to Mr A.G. Jacobs. Mr A.G. Jacobs was re-appointed as supervisory director on 16 April 2002. Article 13.4 first sentence deals with the term of office of newly appointed supervisory directors and is by its nature only applicable to supervisory directors to be appointed after introduction of this provision in the articles of association (24 December 2004). The other provisions of article 13.4 are, however, applicable.

In accordance with the sixth sentence of article 13.4 of the articles of association the resignation of Mr A.G. Jacobs shall take place immediately after the annual general meeting of shareholders, to be held on 13 June 2006.

We kindly request you to revise the statement on your website as a matter of urgency and to stop disseminating misleading information about our company. We reserve all rights in that respect.

Sincerely,
VNU nv

R.F. van den Bergh

VNU nv
Ceylonpoort 5-25, 2037 AA Haarlem / Postbus 1, 2000 MA Haarlem
Telefoon 023 546 34 63 / Fax 023 546 39 38 / K.v.K 34.03.47.47 Amsterdam

VNU

RECEIVED

2006 MAY -2 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	April 18, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases, dated :

21.04.06	VNU clarifies position on common shares
21.04.06	VNU names O'Laughlin Head of corporate tax

With kind regards,
VNU bv

Marianne Damad

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

VNU

RECEIVED

2006 MAY -2 A 11: 28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	April 21, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated :

April 21, 2006 **VNU clarifies position on common share dividend**

With kind regards,
VNU bv

Marianne Damad

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

ADR file no. 82-2876

Press release

Date April 21, 2006

VNU CLARIFIES POSITION ON COMMON SHARE DIVIDEND

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today clarified its position on its dividend policy, further to comments made during an Extraordinary Meeting of Shareholders on Tuesday, April 18.

The company confirmed that, in the event the offer of Valcon Acquisition B.V. for VNU's common shares and 7% preferred shares is not consummated, the company's existing dividend policy will remain in effect.

Although no decision has been made about future dividend payments, in the event the Valcon transaction is not completed, VNU expects to propose to the Annual General Meeting of Shareholders on June 13, 2006, that it will declare a dividend of EUR 0.43 per common share.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

1.1.001 02.99

vnu

RECEIVED

2006 MAY -2 A 11:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

ADR File no. 82-2876

Date April 21, 2006

VNU NAMES O'LAUGHLIN HEAD OF CORPORATE TAX

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today named Matthew W. O'Laughlin senior vice president - Tax, responsible for the company's tax function on a global basis, effective July 1, 2006.

Currently vice president of U.S. Tax for VNU, O'Laughlin succeeds Bart Kuper, who is leaving VNU to become Group Tax Director at TNT N.V., the global mail and express delivery services company, headquartered in the Netherlands.

O'Laughlin, who will continue to be based in New York, will be responsible for all corporate tax matters, including U.S. and international tax planning, as well as oversight of the income tax provision. In his new role, O'Laughlin will report directly to Rob Ruijter, chief financial officer of VNU.

In a related move, VNU also announced that Marcel W. A. Kerff, vice president – International Tax, currently based in New York, will be named vice president – European Tax, responsible for all European and Dutch tax matters. Kerff, who has been with VNU since 2000, will return to VNU's Haarlem office to ensure that VNU continues to maintain a strong tax function in the Netherlands, where the company is legally domiciled. He will report to O'Laughlin.

"Matt O'Laughlin is an outstanding tax professional with broad international experience and a proven track record in managing the company's tax rate in a strategic and effective manner," said Ruijter. "We are fortunate to have someone of Matt's caliber to step up and lead our tax function. His appointment, as well as that of Marcel Kerff, is a testament to our outstanding bench strength in the tax area, and we're confident that Matt's knowledge of the company will ensure a seamless transition."

Ruijter also thanked Kuper for his many contributions to VNU. "We wish Bart well in his future career," he said.

O'Laughlin joined VNU in 2002 as vice president of International Tax Planning, and was appointed vice president of U.S. Tax in 2005. Prior to joining VNU, O'Laughlin was with the accounting firm of Arthur Andersen L.L.P. in New York, in the firm's international tax department. Earlier, he was manager of international tax planning for UCAR International Inc., a global manufacturer of graphite and carbon products based in Nashville, Tennessee.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

O'Laughlin earned a master's degree in taxation from the University of Washington in Seattle, Washington, where he also received his undergraduate degree in business administration.
Prior to joining VNU, Kerff was a tax advisor with KPMG Meijburg & Co., and before that with PricewaterhouseCoopers, both in Rotterdam. He earned a masters degree in tax law from the University of Tilburg in the Netherlands.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031